UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

March 21, 2022

(Date of Report (Date of earliest event reported))

FUNDRISE INCOME EREIT V, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-4230217
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Acquisition

The Mason Gainesville Controlled Subsidiary - Gainesville, FL

On March 21, 2022, we directly acquired ownership of a “majority-owned subsidiary”, WP Gainesville MF-FL Holdings, LLC (the “Mason Gainesville Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of $6,587,000, which is the total value of our equity interest in a new investment round in the Mason Gainesville Controlled Subsidiary (the “RSE Mason Gainesville Controlled Subsidiary Investment”). The Mason Gainesville Controlled Subsidiary is expected to use the proceeds from the RSE Mason Gainesville Controlled Subsidiary Investment to construct a 235-unit multifamily property totaling approximately 215,000 square feet of rentable area located at SW 20th Ave, Gainesville, FL 32607 (the “Mason Gainesville Property”).

The Mason Gainesville Controlled Subsidiary is managed by Waypoint Residential (“Waypoint”). Waypoint is a vertically integrated real estate investment firm focused on the U.S. residential sector. Since 2011, Waypoint has invested over $2 billion across more than 20,000 multifamily and student housing units located in the South, Southeast, and Midwest markets. Waypoint is comprised of more than 60 professionals in six offices with senior management averaging over 25 years of real estate investment and management experience throughout the U.S.

Pursuant to the agreements governing the RSE Mason Gainesville Controlled Subsidiary Investment, our consent is required for all major decisions regarding the Mason Gainesville Property. In addition, we are entitled to receive a preferred economic return of 11.0% per annum on the RSE Mason Gainesville Controlled Subsidiary Investment, which will accrue until September 30, 2025 (the “Mason Gainesville Redemption Date”). The Mason Gainesville Controlled Subsidiary has the ability to extend the Mason Gainesville Redemption Date with one 18-month extension, subject to certain conditions. The Mason Gainesville Controlled Subsidiary may redeem the RSE Mason Gainesville Controlled Subsidiary Investment in whole or in part without penalty at any point during the term of the RSE Mason Gainesville Controlled Subsidiary Investment. In addition, an affiliate of our Manager earned an origination fee of approximately 1.50% of the RSE Mason Gainesville Controlled Subsidiary Investment.

Simultaneous with the closing of the RSE Mason Gainesville Controlled Subsidiary Investment, senior financing was obtained through a $31,584,000 secured loan from Synovus Bank (the “Mason Gainesville Senior Loan”). The Mason Gainesville Senior Loan features a 3.5-year term floating rate loan with full term interest only and a rate of SOFR + 250 bps.

The Mason Gainesville Property is located on an approximately 21-acre land plot. Upon development completion, the Mason Gainesville Property is expected to contain six, four-story buildings with elevators and surface parking. The units are divided between one-bedroom, two-bedroom and three-bedroom units. The community amenities will include package lockers, clubhouse with social areas, e-lounge, and coffee bar, fitness center with yoga/spin room, grill area and fire pit, and a pool.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE INCOME EREIT V, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:     March 25, 2022